UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 18, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX SECOND QUARTER 2013 NET INCOME REACHES $21.7 MILLION, OR $0.57 PER SHARE ON COMMERCIAL PORTFOLIO GROWTH (+7% QoQ, +18% YoY) AND HIGHER NET INTEREST INCOME (+13% QoQ and YoY).

PANAMA CITY, July 18, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter and the six months ended June 30, 2013.

Second Quarter and Half-Year 2013 Business Highlights

•	The Bank’s second quarter 2013 Net Income (*) reached $21.7 million, or $0.57 per share, compared to $16.3 million, or $0.43 per share, in the previous quarter, and $23.2 million, or $0.61 per share in the second quarter 2012. The $5.4 million, or 33%, increase in Net Income versus the previous quarter was mainly driven by improved results from the Commercial Division and Treasury activities, partially offset by higher generic provision requirements due to portfolio growth. The decrease versus the second quarter 2012 was largely driven by the $5.6 million gain on sale of premises and equipment recorded in the second quarter 2012, while net operating income grew 12% YoY.
•	The Commercial Division’s portfolio balance grew 7% quarter-on-quarter and 18% year-on-year, to $6.7 billion as of June 30, 2013, mainly attributable to strong demand in the Bank’s client base of Corporations and Financial Institutions (+7% QoQ; +16% YoY), along with increased diversification into the Middle-Market segment (+5% QoQ; +43% YoY). Average balances reached $6.2 billion in the second quarter 2013 (+5% QoQ; +16% YoY).
•	Credit disbursements totaled $4.0 billion in the second quarter 2013, a 13% increase versus the first quarter 2013, and a 53% increase compared to the second quarter 2012, as credit demand strengthened, mainly from financial institutions.
•	Net interest income reached $29.4 million in the second quarter 2013 (+13% QoQ and YoY), mainly driven by a reduction in the average cost of funds, despite the accelerated amortization of commission expense from debt prepayments, and the amortization expense of financial instruments for which hedge accounting was discontinued in the third quarter 2012.
•	Fees and commissions totaled $2.8 million in the second quarter 2013 (+18% QoQ; +21% YoY), mainly as a result of growth in contingency and letters of credit transactions, while the number of executed mandated transactions and our pipeline of intermediation activities increased, as well.
•	Deposit balances reached a new high at $2.8 billion as of June 30, 2013 (+7% QoQ; +17% YoY), and represent 44% of total liabilities at the end of the second quarter 2013. Short-term borrowings and securities sold under repurchase agreements (“Repos”) totaled $2.4 billion as of June 30, 2013 (+37% QoQ; +177% YoY), while borrowings and long-term debt decreased to $1.0 billion (-39% QoQ; -52% YoY), as the Bank opted to make debt prepayments.

(*) Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Second Quarter 2013 results: “Bladex continues to deliver on its commitment to attain critical mass by increasing disbursements in a consistent manner, deploying medium term funding, and increasing net interest margin.  In a market environment jolted by potentially significant changes in secular trends – the FED´s QE tapering and its potential impact on global capital flows, the growth dynamics of China and its impact on commodity prices, growth prospects in Latin America to name just a few – we are convinced that Bladex continues well-positioned to provide solutions that benefit our clients, and to produce the results that meet the expectations of our shareholders.

With regards to financial results, Bladex continued to grow its book of business this quarter with solid momentum, while strengthening earnings and earnings quality, all without compromising credit quality. The expansion of Net Interest Margin and Fee Income is underway, and is expected to accelerate in the following quarters on the basis of actions already taken so far this year, and of the pipeline of opportunities in the process of being closed.  Bladex stands to benefit from a gradual rise in market rates, as its short-term portfolio of floating rate assets and liabilities allows it to react swiftly to changes in rates and margins. Controllable expenses are starting to taper as our focus on operating efficiency is gradually yielding results, and our efficiency ratio is trending in the right direction.  Overall, we are encouraged to see Bladex’s core business firmly on track, and gaining speed,” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

2

The Commercial Portfolio includes loan portfolio, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of June 30, 2013, the Commercial Division’s portfolio balances totaled $6.7 billion, a $0.4 billion, or 7%, increase from the previous quarter, and a $1.0 billion, or 18%, increase from the second quarter 2012. The increases were mainly attributable to growing demand in the Bank’s client base of Corporations and Financial Institutions (+7% QoQ; +16% YoY), along with increased diversification into the Middle-Market segment (+5% QoQ; +43% YoY), which accounts for 11% of the portfolio as of June 30, 2013.

On an averages basis, the Commercial Portfolio reached $6.2 billion in the second quarter 2013, a 5% increase compared to $5.9 billion in the previous quarter, and a 16% increase compared to $5.3 billion in the second quarter 2012. During the first six months 2013, average balances reached $6.0 billion, a $0.8 billion, or 15%, increase compared to the first six months 2012.

3

The Commercial Portfolio continued to be short-term and trade-related in nature: $5.2 billion, or 78%, of the Commercial Portfolio matures within one year. Trade financing operations represented 59% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Portfolio, which highlight the portfolio´s diversification by country of risk, and the diversification of corporate and middle-market companies across industry segments:

4

Credit disbursements totaled $4.0 billion in the second quarter 2013, a 13% increase versus the previous quarter, and a 53% increase compared to the same period in the previous year, as credit demand strengthened, mainly in the financial institutions sector.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	6M13	6M12	2Q13	1Q13	2Q12
Commercial Division:
Net interest income	$55.8	$53.8	$28.4	$27.4	$27.0
Non-interest operating income (1)	6.1	5.4	3.2	2.8	2.4
Net operating revenues (2)	61.9	59.2	31.6	30.2	29.4
Operating expenses	(20.2)	(17.3)	(10.3)	(9.8)	(8.8)
Net operating income (3)	41.7	41.9	21.3	20.4	20.6
Provision for loan and off-balance sheet credit losses, net	(2.7)	(0.5)	(2.5)	(0.3)	(4.9)
Net Income Attributable to Bladex Stockholders	$39.0	$41.4	$18.8	$20.1	$15.7

2Q13 vs. 1Q13

The Commercial Division’s second quarter 2013 Net Income totaled $18.8 million, compared to $20.1 million in the first quarter 2013. The $1.3 million, or 6%, decrease was mostly driven by a $2.2 million increase in generic provisions for credit losses associated with higher portfolio balances (+$425 million), mitigated by the shift in loan portfolio composition towards lower risk exposures. Net operating revenues increased $1.4 million, or 5%, as a result of increased net interest income (+$1.0 million, +4%) mainly associated with higher average loan portfolio balances, and non-interest operating income (+$0.4 million, +14%) mainly from higher commissions from the letters of credit business. The revenue increase was partially offset by a 5% increase in allocated operating expenses.

2Q13 vs. 2Q12

The Division’s Net Income increased $3.1 million, or 20%, compared to $15.7 million in the second quarter 2012 as a result of: (i) a $2.4 million decrease in generic provision requirements associated with an improved country and client risk profile, (ii) a $1.4 million, or 5%, increase in net interest income mainly from higher average loan portfolio balances (+15%), (iii) a $0.8 million, or 33%, increase in non-interest operating income mainly associated with loan intermediation activities, partially offset by (iv) a $1.5 million, or 17%, increase in allocated operating expenses mainly attributable to variable compensation and other personnel related expenses.

5

6M13 vs. 6M12

During the first six months 2013, the Division´s Net Income totaled $39.0 million, compared to $41.4 million in the same period 2012. Net Income decreased by $2.4 million, or 6%, mainly from higher provisions relating to portfolio growth. The $2.7 million, or 5%, increase in net operating revenues, was the result of: (i) a $2.0 million, or 4%, increase in net interest income mainly associated with higher average loan portfolio balances (+14%), and (ii) a $0.7 million, or 13%, increase in non-interest operating income, primarily from higher loan intermediation activities, was offset by a $2.9 million increase in allocated operating expenses.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with its investment securities activities, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. The Division manages the Bank’s liquidity balances, trading assets, securities available-for-sale, and securities held-to-maturity. With the sale of the former Bladex Asset Management Unit, the Treasury Division segment now incorporates the Bank´s remaining investment in the Investment Funds, which continue under new ownership and brand. The prior period comparative figures have been adjusted to reflect the elimination of the former Bladex Asset Management Unit reporting segment. Following the announcement of the sale of the Unit, the Bank has reduced its investment in the Funds by redeeming $34 million in the second quarter 2013, while remaining a committed anchor investor for up to three years. As of June 30, 2013, the Investment Funds´ net asset value totaled $133 million, compared to $106 million as of March 31, 2013, and compared to $122 million as of June 30, 2012. As of the same dates, Bladex’s ownership of the renamed Alpha4X Offshore Feeder Fund (“Feeder Fund”) was 56.41%, 98.74%, and 98.30%, respectively. Bladex will continue to consolidate the Feeder Fund under prevailing accounting rules while its ownership remains above 50%.

The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

The Bank’s liquid assets (8) totaled $611 million as of June 30, 2013, compared to $572 million as of March 31, 2013, and $702 million as of June 30, 2012. As of these dates, the liquid assets to total assets ratio was 8.4%, 8.3%, and 11.3%, respectively.

As of June 30, 2013, the securities available-for-sale portfolio totaled $333 million, compared to $299 million as of March 31, 2013, and $177 million as of June 30, 2012, mainly as a result of investments in securities made during the first six months 2013. As of June 30, 2013, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 59% of which were sovereign or state-owned risk (refer to Exhibit XI for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

6

Deposit balances reached a new high of $2.8 billion as of June 30, 2013, a 7% increase compared to the previous quarter, and a 17% year-on-year increase. Deposits represented 44% of total liabilities at the end of the second quarter 2013, compared to 43% in the previous quarter, and 44% in the second quarter 2012. Short-term borrowings, debt and Repos totaled $2.4 billion as of June 30, 2013, a 37% quarter-on-quarter increase, and a 177% year-on-year increase, while borrowings and long-term debt decreased 39% quarter-on-quarter and 52% year-on-year to reach $1.0 billion as of June 30, 2013, as the Bank opted to pre-pay medium-term obligations with remaining tenors of less than a year in order to improve its cost of funds, thereby reducing the average original funding tenors, while maintaining its remaining tenor structure intact.

(US$ million)	6M13	6M12	2Q13	1Q13	2Q12
Treasury Division:
Net interest income (loss)	$(0.4)	$1.8	$1.0	$(1.4)	$(1.0)
Non-interest operating income (1)	8.5	16.1	7.3	1.2	7.8
Net operating revenues (losses) (2)	8.1	17.9	8.3	(0.2)	6.8
Operating expenses	(7.6)	(8.8)	(4.0)	(3.6)	(4.7)
Net operating income (loss) (3, 4)	0.5	9.1	4.3	(3.8)	2.1
Net income attributable to the redeemable noncontrolling interest	1.5	0.2	1.4	0.0	0.1
Net Income (Loss) Attributable to Bladex Stockholders	$(1.0)	$8.9	$2.9	$(3.8)	$2.0

7

2Q13 vs. 1Q13

The Treasury Division reported second quarter 2013 Net Income of $2.9 million, compared to a Net Loss of $3.8 million in the first quarter 2013. The $6.7 million increase was driven by: (i) a $6.1 million increase in non-interest operating income, primarily related to higher gains from investments in the Investment Funds, sales on available-for-sale securities and positive valuation of hedging instruments, (ii) a $2.4 million increase in net interest income mainly from higher average investment securities positions, along with lower interest expense reflecting lower average funding costs, both improvements partially offset mainly by the combined effects of: (i) the accelerated amortization of commission expense due to debt prepayments (-$2.6MM); (ii) the decline in amortization expense related to the remaining financial instruments for which hedge accounting was discontinued in the third quarter 2012 (+$1.1MM), and (iii) the increase in net income attributable to the redeemable non-controlling interest in the Feeder Fund (-$1.4MM).

2Q13 vs. 2Q12

The Division’s Net Income increased $0.9 million, or 45%, compared to Net Income of $2.0 million in the second quarter 2012, mainly driven by a $2.0 million increase in net interest income, primarily from higher average balances in the available-for-sale portfolio, partially offset by a $1.3 million increase in net income attributable to the redeemable non-controlling interest.

6M13 vs. 6M12

The Treasury Division´s $1.0 million Net Loss in the first six months 2013, compared to Net Income of $8.9 million in the first six months 2012 was due to the combined effects of: (i) a $7.6 million decrease in non-interest operating income mainly from lower gains on sale of securities available-for-sale, (ii) a $2.2 million decrease in net interest income, mostly driven by higher average funding costs from amortizations recorded in the first six months of 2013 related to financial instruments for which hedge accounting was discontinued in the third quarter 2012, (iii) a $1.3 million increase in net income attributable to the redeemable non-controlling interest in the Feeder Fund, partially compensated by (iv) a $1.2 million decrease in allocated operating expenses.

8

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M13	6M12	2Q13	1Q13	2Q12
Net Interest Income	$55.4	$55.6	$29.4	$26.0	$26.0
Net Operating Income (Loss) by Business Segment:
Commercial Division	$41.7	$41.9	$21.3	$20.4	$20.6
Treasury Division	$0.5	$9.1	$4.3	$(3.8)	$2.1
Net Operating Income	$42.2	$51.0	$25.6	$16.6	$22.8
Net income - business segment	$39.5	$50.5	$23.1	$16.3	$17.9
Net income attributable to the redeemable noncontrolling interest	$1.5	$0.2	$1.4	$0.0	$0.1
Net Income attributable to Bladex Stockholders - business segment	$38.0	$50.3	$21.7	$16.3	$17.8
Other income unallocated - Gain on sale of premises and equipment	$0.0	$5.6	$0.0	$0.0	$5.6
Net loss from discontinued operations	$0.0	$(0.5)	$0.0	$0.0	$(0.2)
Net Income attributable to Bladex Stockholders	$38.0	$55.4	$21.7	$16.3	$23.2

Net Income per Share (5)	$0.99	$1.48	$0.57	$0.43	$0.61
Book Value per common share (period end)	$21.87	$21.29	$21.87	$22.02	$21.29
Return on Average Equity (“ROE”)	9.1%	14.1%	10.3%	7.9%	11.7%
Operating Return on Average Equity ("Operating ROE") (6)	10.1%	13.0%	12.2%	8.1%	11.5%
Return on Average Assets (“ROA”)	1.1%	1.8%	1.3%	1.0%	1.5%
Net Interest Margin	1.67%	1.81%	1.72%	1.62%	1.72%
Efficiency Ratio (7)	40%	34%	36%	45%	37%

Liquid Assets / Total Assets (8)	8.4%	11.3%	8.4%	8.3%	11.3%
Liquid Assets / Total Deposits	22.0%	29.5%	22.0%	22.1%	29.5%

Non-Accruing Loans to Total Loans, net	0.0%	0.5%	0.0%	0.0%	0.5%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.6%	1.2%	1.3%	1.6%
Credit provision to non-accruing balances	n.m. (*)	383.9%	n.m. (*)	n.m. (*)	383.9%

Total Assets	$7,243	$6,227	$7,243	$6,894	$6,227

 (*) "n.m." means not meaningful.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M13	6M12	2Q13	1Q13	2Q12
Net Interest Income ("NII")
Commercial Division	$55.8	$53.8	$28.4	$27.4	$27.0
Treasury Division (i)	4.7	1.8	4.3	0.4	(1.0)
Consolidated NII from Commercial Activities	60.5	55.6	32.7	27.8	26.0
Amortization of free-standing financial instruments	(2.5)	0.0	(0.7)	(1.8)	0.0
Accelerated amortization of commissions from debt prepayment	(2.6)	0.0	(2.6)	0.0	0.0
Total NII	$55.4	$55.6	$29.4	$26.0	$26.0

Consolidated Net Interest Margin (ii)	1.82%	1.81%	1.91%	1.73%	1.72%
Total Net Interest Margin (iii)	1.67%	1.81%	1.72%	1.62%	1.72%

(i) Net interest income, excluding the amortization of free-standing financial instruments and accelerated amortization of commissions from debt prepayments.

9

(ii) Consolidated Net interest income from Commercial Activities, excluding the amortization of free-standing financial instruments and accelerated amortization of commissions from debt prepayment assigned to the Treasury Division, divided by the average balance of interest-earning assets.

(iii) Total Net interest income divided by the average balance of interest-earning assets.

2Q13 vs. 1Q13

During the second quarter 2013, net interest income reached $29.4 million, a $3.4 million, or 13%, increase compared to $26.0 million in the previous quarter, as consolidated net interest income from commercial activities reached $32.7 million, a $4.9 million, or 18%, increase compared to the previous quarter, mainly from higher average interest earning assets (+5%), along with a reduction of average cost of funds due to a shift in the funding composition to lower original tenors. These improvements were partially offset by $2.6 million accelerated amortization of commissions from debt prepaid in the second quarter 2013, mitigated by lower amortization expense of the remaining financial instruments for which hedge accounting was discontinued in the third quarter 2012.

2Q13 vs. 2Q12

Net interest income increased $3.4 million, or 13%, compared to the second quarter 2012, as higher net interest income from commercial activities (+$6.7 million, +26%), mainly from higher average investment securities balances (+64%) and loan portfolio balances (+15%), along with a shift in the mix of funding base to shorter original term tenors, were partially offset by a $2.6 million accelerated amortization of commissions from debt prepaid in the second quarter 2013 and $0.7 million amortization expense for the remainder of financial instruments for which hedge accounting was discontinued in the third quarter 2012.

6M13 vs. 6M12

During the first six months 2013, net interest income reached $55.4 million, compared to $55.6 million, as higher net interest income from commercial activities (+$4.9 million, +9%), mainly from higher average loan portfolio balances (+14%), partially offset by lower lending rates (-23 bps), were more than offset by amortizations recorded in the first half 2013 of $2.6 million from prepaid commissions on debt intermediation and $2.5 million of financial instruments for which hedge accounting was discontinued in the third quarter 2012.

FEES AND COMMISSIONS

(US$ million)	6M13	6M12	2Q13	1Q13	2Q12
Letters of credit	$3.5	$4.2	$1.9	$1.6	$2.0
Loan fees	1.6	0.2	0.9	0.8	0.2
Other*	0.1	0.2	0.0	0.0	0.1
Fees and Commissions, net	$5.2	$4.6	$2.8	$2.4	$2.3

* Net of commission expenses

10

Fees and commissions totaled $2.8 million in the second quarter 2013, compared to $2.4 million in the previous quarter, and $2.3 million in the second quarter 2012. The quarterly increase of $0.4 million, or 18%, compared to the first quarter 2013 was mostly the result of increased activity in the letters of credit business and loan intermediation fees from mandated transactions, while the quarterly increase of $0.5 million, or 21%, compared to the same period 2012 was mostly attributable to increased transactional loan fee income from intermediation activities.

During the first six months 2013, fees and commissions totaled $5.2 million, compared to $4.6 million in the first six months 2012, resulting in a $0.6 million, or 13%, increase in commission income, mostly driven by higher loan intermediation fees from mandated transactions, partially offset by reduced commission from lower average letter of credit portfolio balances.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-12	30-Sep-12	31-Dec-12	31-Mar-13	30-Jun-13
Allowance for Loan Losses:
Balance at beginning of the period	$79.2	$82.2	$83.0	$73.0	$70.8
Provisions (reversals)	2.9	0.6	(8.3)	(2.2)	(2.7)
Charge-offs, net of recoveries	0.0	0.2	(1.7)	0.0	-
End of period balance	$82.2	$83.0	$73.0	$70.8	$68.1

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$8.0	$10.0	$6.4	$4.8	$7.3
Provisions (reversals)	2.0	(3.6)	(1.5)	2.4	5.1
End of period balance	$10.0	$6.4	$4.8	$7.3	$12.4

Total Allowance for Credit Losses	$92.1	$89.4	$77.8	$78.1	$80.5

The allowance for loan and off-balance sheet credit losses totaled $80.5 million as of June 30, 2013, compared to $78.1 million as of March 31, 2013, and $92.1 million as of June 30, 2012. The $2.4 million quarter-on-quarter net provision was mainly due to Commercial Portfolio growth during the quarter, partially mitigated by an improved profile of country and client risk exposures in the loan portfolio. The $11.6 million year-on-year net decrease in the total allowance for credit losses was mainly driven by the release of specific reserves associated with the exit from a non-accruing loan exposure recorded in the fourth quarter 2012, along with lower generic provision requirements primarily as a result of an improved risk profile of the Bank’s loan portfolio composition. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.21% as of June 30, 2013, compared to 1.25% as of March 31, 2013, and compared to 1.64% as of June 30, 2012.

11

As of June 30, 2013, the Bank reported nil portfolio balances in non-accrual status, the same level as of March 31, 2013, and compared to $24 million, or 0.5% of the loan portfolio as of June 30, 2012.

OPERATING EXPENSES

(US$ million)	6M13	6M12	2Q13	1Q13	2Q12
Salaries and other employee expenses	$16.2	$14.9	$8.4	$7.8	$7.6
Depreciation and amortization of premises and equipment	1.4	1.0	0.7	0.7	0.5
Professional services	1.6	1.8	1.0	0.6	0.9
Maintenance and repairs	0.7	0.9	0.3	0.4	0.4
Expenses from the investment funds	2.1	2.0	1.4	0.7	1.0
Other operating expenses	5.7	5.6	2.5	3.2	3.0
Total Operating Expenses	$27.8	$26.2	$14.3	$13.5	$13.5

Quarterly Variation

Operating expenses in the second quarter 2013 totaled $14.3 million, compared to $13.5 million in both first quarter 2013 and second quarter 2012. The $0.8 million, or 6%, quarterly increase in operating expenses versus the comparative periods were mainly attributable to higher performance related variable compensation accruals, along with higher performance related expenses from the Investment Funds.

The Bank’s second quarter 2013 efficiency ratio improved to 36%, compared to 45% in the first quarter 2013 and 37% in the second quarter 2012, as the rise in operating revenues (QoQ: +$9.9 million, +33%) (YoY: +$3.6 million, +10%) outpaced the increase in operating expenses (+6% QoQ and YoY).

6M13 vs. 6M12

During the first six months 2013, operating expenses totaled $27.8 million, compared to $26.2 million during the same period 2012. The $1.6 million, or 6%, increase in operating expenses during the period was primarily attributable to higher deferred compensation and payroll taxes associated to variable compensation.

The Bank’s year-to-date 2013 efficiency ratio stood at 40%, compared to 34% in the first half 2012, as lower revenue contributions from treasury activities more than offset the increase in net operating revenues from the Commercial Division (+5%). For the first six months 2013, the Bank’s operating expenses to average assets ratio improved to 84 bps, compared to 85 bps in the same period 2012.

12

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	30-Jun-13	31-Mar-13	30-Jun-12
Tier 1 Capital (9)	$854	$845	$808
Total Capital (10)	$921	$909	$864
Risk-Weighted Assets	$5,369	$5,098	$4,443
Tier 1 Capital Ratio (9)	15.9%	16.6%	18.2%
Total Capital Ratio (10)	17.1%	17.8%	19.4%
Stockholders’ Equity	$840	$845	$808
Stockholders’ Equity to Total Assets	11.6%	12.3%	13.0%
Accumulated other comprehensive income (loss) (“OCI”)	$(17)	$(1)	$(1)
Leverage (times) (11)	8.6	8.2	7.7

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of June 30, 2013, the Bank’s Tier 1 capital ratio was 15.9%, compared to 16.6% as of March 31, 2013, and 18.2% as of June 30, 2012. The Bank’s leverage as of these dates was 8.6x, 8.2x, and 7.7x, respectively.

The Bank’s common shares outstanding totaled 38.4 million as of June 30, 2013, the same level as of March 31, 2013, and compared to 37.9 million as of June 30, 2012.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 16, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the second quarter 2013. The dividend will be paid on August 6, 2013, to stockholders registered as of July 29, 2013.

▪	Ratings affirmed: On July 4, 2013, Standard & Poor’s affirmed the Bank’s credit rating at BBB/A-2; with a “Stable” Outlook. On May 8, 2013, Moody’s Investors Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the Investment Funds.

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

13

(4)	The Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the Investment Funds and (vii) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2013, Bladex had disbursed accumulated credits of nearly $200 billion.

14

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 19, 2013 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The replay passcode is: 54300959.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

15

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2013	March 31, 2013	June 30, 2012	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$626	$581	$732	$45	8%	$(106)	(14)%
Trading assets	0	5	7	(5)	(100)	(7)	(100)
Securities available-for-sale	333	299	177	34	11	156	88
Securities held-to-maturity	33	39	26	(6)	(15)	7	27
Investment funds	133	106	122	27	25	11	9
Loan	6,030	5,849	5,170	181	3	860	17
Less:
Allowance for loan losses	68	71	82	(3)	(4)	(14)	(17)
Unearned income and deferred fees	6	6	7	0	0	(1)	(14)
Loans, net	5,955	5,772	5,081	183	3	874	17

Customers' liabilities under acceptances	90	3	3	87	n.m. (*)	87	n.m. (*)
Accrued interest receivable	40	36	37	4	11	3	8
Premises and equipment, net	12	12	12	0	0	0	0
Derivative financial instruments used for hedging – receivable	10	26	13	(16)	(62)	(3)	(23)
Other assets	10	14	17	(4)	(29)	(7)	(41)

TOTAL ASSETS	$7,243	$6,894	$6,227	$349	5%	$1,016	16%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$63	$160	$221	$(97)	(61)%	$(158)	(71)%
Time	2,711	2,432	2,156	279	11	555	26
Total Deposits	2,774	2,592	2,377	182	7	397	17

Trading liabilities	10	8	0	2	25	10	n.m. (*)
Securities sold under repurchase agreements	242	241	155	1	0	87	56
Short-term borrowings and debt	2,188	1,536	723	652	42	1,465	203
Acceptances outstanding	90	3	3	87	n.m. (*)	87	n.m. (*)
Accrued interest payable	15	24	18	(9)	(38)	(3)	(17)
Long-term borrowings and debt	993	1,618	2,056	(625)	(39)	(1,063)	(52)
Derivative financial instruments used for hedging - payable	10	8	54	2	25	(44)	(81)
Reserve for losses on off-balance sheet credit risk	12	7	10	5	71	2	20
Other liabilities	12	10	19	2	20	(7)	(37)
TOTAL LIABILITIES	$6,347	$6,047	$5,415	$300	5%	$932	17%

Redeemable noncontrolling interest	56	2	4	54	2,700	52	1,300

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	119	119	122	0	0	(3)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	449	438	407	11	3	42	10
Accumulated other comprehensive loss	(17)	(1)	(1)	(16)	1,705	(16)	1,600
Treasury stock	(85)	(86)	(97)	1	(1)	12	(12)

TOTAL STOCKHOLDERS' EQUITY	$840	$845	$808	$(5)	(1)%	$32	4%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,243	$6,894	$6,227	$349	5%	$1,016	16%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2013	March 31, 2013	June 30, 2012	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$50,964	$48,404	$46,827	$2,560	5%	$4,137	9%
Interest expense	(21,552)	(22,385)	(20,811)	833	(4)	(741)	4
NET INTEREST INCOME	29,412	26,019	26,016	3,393	13	3,396	13
Reversal of provision (provision) for loan losses	2,651	2,171	(2,916)	480	22	5,567	(191)
NET INTEREST INCOME, AFTER REVERSAL OF PROVISION
(PROVISION) FOR LOAN LOSSES	32,063	28,190	23,100	3,873	14	8,963	39

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(5,111)	(2,437)	(2,002)	(2,674)	110	(3,109)	155
Fees and commissions, net	2,835	2,399	2,346	436	18	489	21
Derivative financial instrument and hedging	1,374	(516)	1,960	1,890	(366)	(586)	(30)
Net gain from investment funds trading	5,078	1,269	3,727	3,809	300	1,351	36
Net gain (loss) from trading securities	(1,565)	4,776	769	(6,341)	(133)	(2,334)	(304)
Net gain on sale of securities available-for-sale	846	115	1,724	731	636	(878)	(51)
Gain (loss) on foreign currency exchange	1,440	(4,596)	(538)	6,036	(131)	1,978	(368)
Gain on sale of premises and equipment	0	0	5,626	0	n.m. (*)	(5,626)	(100)
Other income, net	505	585	278	(80)	(14)	227	82
NET OTHER INCOME	5,402	1,595	13,890	3,807	239	(8,488)	(61)

OPERATING EXPENSES:
Salaries and other employee expenses	(8,428)	(7,769)	(7,601)	(659)	8	(827)	11
Depreciation and amortization of premises and equipment	(668)	(722)	(501)	54	(7)	(167)	33
Professional services	(951)	(644)	(938)	(307)	48	(13)	1
Maintenance and repairs	(327)	(386)	(446)	59	(15)	119	(27)
Expenses from the Investment Funds	(1,396)	(748)	(1,049)	(648)	87	(347)	33
Other operating expenses	(2,549)	(3,183)	(2,970)	634	(20)	421	(14)
TOTAL OPERATING EXPENSES	(14,319)	(13,452)	(13,505)	(867)	6	(814)	6

Net Income from continuing operations	$23,146	$16,333	$23,485	$6,813	42	$(339)	(1)

Net Income (Loss) from discontinued operations	23	(27)	(158)	50	(185)	181	(115)

Net Income	$23,169	$16,306	$23,327	$6,863	42	$(158)	(1)

Net Income attributable to the redeemable noncontrolling interest	1,446	12	104	1,434	11,950	1,342	1,290

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$21,723	$16,294	$23,223	$5,429	33%	$(1,500)	(6)%

PER COMMON SHARE DATA:
Basic earnings per share	0.57	0.43	0.61
Diluted earnings per share	0.56	0.43	0.61

Weighted average basic shares	38,413	38,218	37,833
Weighted average diluted shares	38,625	38,313	38,075

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.0%	1.5%
Return on average stockholders' equity	10.3%	7.9%	11.7%
Net interest margin	1.72%	1.62%	1.72%
Net interest spread	1.51%	1.38%	1.45%
Operating expenses to total average assets	0.84%	0.84%	0.89%

(*)	"n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE SIX MONTHS ENDED
	June 30, 2013	June 30, 2012
	(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$55,431	$55,646
Fees and commissions, net	5,234	4,643
Provision for loan and off-balance sheet credit losses, net	(2,726)	(507)
Derivative financial instrument and hedging	858	2,400
Net gain from investment funds trading	6,347	6,536
Net gain from trading securities	3,211	9,199
Net gain on sale of securities available-for-sale	961	6,030
Loss on foreign currency exchange	(3,156)	(8,488)
Gain on sale of premises and equipment	0	5,626
Other income, net	1,090	1,214
Operating expenses	(27,771)	(26,150)
Net Income from continuing operations	39,479	56,149
Net Loss from discontinued operations	(4)	(461)
Net Income	$39,475	$55,688
Net Income attributable to the redeemable noncontrolling interest	1,458	244
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$38,017	$55,444

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	366	210
Investment funds	133	122
Loans, net	5,955	5,081
Total assets	7,243	6,227
Deposits	2,774	2,377
Securities sold under repurchase agreements	242	155
Short-term borrowings and debt	2,188	723
Long-term borrowings and debt	993	2,056
Total liabilities	6,347	5,415
Stockholders' equity	840	808

PER COMMON SHARE DATA:
Basic earnings per share	0.99	1.48
Diluted earnings per share	0.99	1.47
Book value (period average)	21.93	20.99
Book value (period end)	21.87	21.29

(In thousand):
Weighted average basic shares	38,316	37,557
Weighted average diluted shares	38,515	37,715
Basic shares period end	38,430	37,926

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.1%	1.8%
Return on average stockholders' equity	9.1%	14.1%
Net interest margin	1.67%	1.81%
Net interest spread	1.45%	1.57%
Operating expenses to total average assets	0.84%	0.85%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.5%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.1%	1.6%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.0%	2.2%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.6%	13.0%
Tier 1 capital to risk-weighted assets	15.9%	18.2%
Total capital to risk-weighted assets	17.1%	19.4%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2013	June 30, 2012	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$99,368	$95,206	$4,162	4%
Interest expense	(43,937)	(39,560)	(4,377)	11
NET INTEREST INCOME	55,431	55,646	(215)	(0)
Reversal of provision for loan losses	4,822	592	4,230	715
NET INTEREST INCOME, AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	60,253	56,238	4,015	7

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(7,548)	(1,099)	(6,449)	587
Fees and commissions, net	5,234	4,643	591	13
Derivative financial instrument and hedging	858	2,400	(1,542)	(64)
Net gain from investment funds trading	6,347	6,536	(189)	(3)
Net gain from trading securities	3,211	9,199	(5,988)	(65)
Net gain on sale of securities available-for-sale	961	6,030	(5,069)	(84)
Loss on foreign currency exchange	(3,156)	(8,488)	5,332	(63)
Gain on sale of premises and equipment	0	5,626	(5,626)	(100)
Other income, net	1,090	1,214	(124)	(10)
NET OTHER INCOME	6,997	26,061	(19,064)	(73)

OPERATING EXPENSES:
Salaries and other employee expenses	(16,197)	(14,903)	(1,294)	9
Depreciation and amortization of premises and equipment	(1,390)	(958)	(432)	45
Professional services	(1,595)	(1,766)	171	(10)
Maintenance and repairs	(713)	(873)	160	(18)
Expenses from the Investment Funds	(2,144)	(2,016)	(128)	6
Other operating expenses	(5,732)	(5,634)	(98)	2
TOTAL OPERATING EXPENSES	(27,771)	(26,150)	(1,621)	6

Net Income from continuing operations	$39,479	$56,149	$(16,670)	(30)

Net Loss from discontinued operations	(4)	(461)	$457	(99)

Net Income	$39,475	$55,688	$(16,213)	(29)

Net Income attributable to the redeemable noncontrolling interest	1,458	244	1,214	498

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$38,017	$55,444	$(17,427)	(31)%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2013			March 31, 2013			June 30, 2012
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$699	$0.4	0.24%	$564	$0.3	0.21%	$777	$0.5	0.26%
Loans, net of unearned income & deferred loan fees	5,700	47.7	3.31	5,585	46.5	3.33	4,935	44.4	3.56
Non-accrual loans	0	0.0	n.m. (*)	0	0.0	n.m. (*)	24	0.5	8.90
Trading assets	2	0.0	0.00	5	0.0	0.00	7	0.0	0.00
Investment securities	379	2.4	2.50	265	1.5	2.29	231	1.3	2.24
Investment funds	88	0.5	2.17	106	0.1	0.24	121	0.0	0.15

TOTAL INTEREST EARNING ASSETS	$6,868	$51.0	2.94%	$6,526	$48.4	2.97%	$6,094	$46.8	3.04%

Non interest earning assets	66			56			50
Allowance for loan losses	(71)			(73)			(79)
Other assets	11			15			25

TOTAL ASSETS	$6,875			$6,524			$6,090

INTEREST BEARING LIABILITIES
Deposits	$2,716	$3.2	0.47%	$2,269	$3.1	0.55%	$2,222	$3.0	0.53%
Trading liabilities	9	0.0	0.00	17	0.0	0.00	0	0.0	0.00
Investment fund	0	0.6	n.m. (*)	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,053	6.1	1.18	1,533	5.3	1.37	922	4.1	1.74
Long-term borrowings and debt (**)	1,207	11.6	3.81	1,828	14.0	3.05	2,045	13.8	2.66

TOTAL INTEREST BEARING LIABILITIES	$5,984	$21.6	1.42%	$5,648	$22.4	1.59%	$5,189	$20.8	1.59%

Non interest bearing liabilities and other liabilities	$43			$38			$99

TOTAL LIABILITIES	6,028			5,686			5,288

Redeemable noncontrolling interest	3			3			4

STOCKHOLDERS' EQUITY	844			836			798

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,875			$6,524			$6,090

NET INTEREST SPREAD			1.51%			1.38%			1.45%
NET INTEREST INCOME AND NET INTEREST MARGIN		$29.4	1.72%		$26.0	1.62%		$26.0	1.72%

(*)	"n.m." means not meaningful.
(**)	Includes the amortization of free-standing financial instruments of $0.7 million in 2Q13, $1.8 million in 1Q13, and nil in 2Q12, as well as the $2.6 million accelerated amortization of debt commissions in 2Q13.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2013			June 30, 2012
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$632	$0.7	0.22%	$806	$1.1	0.27%
Loans, net of unearned income & deferred loan fees	5,643	94.2	3.32	4,912	88.2	3.55
Non-accrual loans	0	0.0	n.m. (*)	27	1.1	7.70
Trading assets	3	0.0	0.00	8	0.1	1.62
Investment securities	323	3.9	2.42	300	4.1	2.70
Investment funds	97	0.5	1.12	122	0.6	1.05

TOTAL INTEREST EARNING ASSETS	$6,698	$99.4	2.95%	$6,176	$95.2	3.05%

Non interest earning assets	61			55
Allowance for loan losses	(72)			(83)
Other assets	13			25

TOTAL ASSETS	$6,701			$6,172

INTEREST BEARING LIABILITIES
Deposits	$2,494	$6.4	0.51%	$2,284	$6.0	0.52%
Trading liabilities	13	0.0	0.00	0	0.0	0.00
Investment fund	0	0.6	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and
Short-term borrowings and debt	1,794	11.4	1.26	1,212	11.1	1.81
Long-term borrowings and debt (**)	1,516	25.6	3.36	1,788	22.4	2.48

TOTAL INTEREST BEARING LIABILITIES	$5,817	$43.9	1.50%	$5,284	$39.6	1.48%

Non interest bearing liabilities and other liabilities	$41			$95

TOTAL LIABILITIES	5,858			5,379

Redeemable noncontrolling interest	3			5

STOCKHOLDERS' EQUITY	840			788

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,701			$6,172

NET INTEREST SPREAD			1.45%			1.57%
NET INTEREST INCOME AND NET INTEREST MARGIN		$55.4	1.67%		$55.6	1.81%

(*)	"n.m." means not meaningful.
(**)	Includes the amortization of free-standing financial instruments of $2.5 million in the first half of 2013, compare to nil in the same period 2012, as well as the $2.6 million accelerated amortization of debt commissions in 2Q13.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/13	JUN 30/13	MAR 31/13	DEC 31/12	SEP 30/12	JUN 30/12	JUN 30/12

INCOME STATEMENT DATA:
Interest income	$99,368	$50,964	$48,404	$49,577	$47,654	$46,827	$95,206
Interest expense	(43,937)	(21,552)	(22,385)	(25,329)	(22,571)	(20,811)	(39,560)

NET INTEREST INCOME	55,431	29,412	26,019	24,248	25,083	26,016	55,646

Reversal of provision (provision) for loan losses	4,822	2,651	2,171	8,332	(581)	(2,916)	592

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	60,253	32,063	28,190	32,580	24,502	23,100	56,238

OTHER INCOME (EXPENSE):
(Provision) reversal of provision for losses on off-balance sheet credit risk	(7,548)	(5,111)	(2,437)	1,536	3,609	(2,002)	(1,099)
Fees and commissions, net	5,234	2,835	2,399	3,283	2,094	2,346	4,643
Derivative financial instrument and hedging	858	1,374	(516)	(470)	(1,859)	1,960	2,400
Net gain (loss) from investment funds trading	6,347	5,078	1,269	3,113	(2,638)	3,727	6,536
Net gain (loss) from trading securities	3,211	(1,565)	4,776	(241)	2,276	769	9,199
Net gains on sale of securities available-for-sale	961	846	115	0	0	1,724	6,030
Gain (loss) on foreign currency exchange	(3,156)	1,440	(4,596)	321	(2,358)	(538)	(8,488)
Gain on sale of premises and equipment	0	0	0	0	0	5,626	5,626
Other income, net	1,090	505	585	856	917	278	1,214

NET OTHER INCOME	6,997	5,402	1,595	8,398	2,041	13,890	26,061

TOTAL OPERATING EXPENSES:	(27,771)	(14,319)	(13,452)	(16,225)	(13,440)	(13,505)	(26,150)

Net Income from continuing operations	39,479	23,146	16,333	24,753	13,103	23,485	56,149

Net Income (Loss) from discontinued operations	(4)	23	(27)	(89)	(130)	(158)	(461)

Net Income	$39,475	$23,169	$16,306	$24,664	$12,973	$23,327	$55,688

Net Income (loss) attributable to the redeemable noncontrolling interest	1,458	1,446	12	86	(37)	104	244

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$38,017	$21,723	$16,294	$24,578	$13,010	$23,223	$55,444

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.99	$0.57	$0.43	$0.64	$0.34	$0.61	$1.48

PERFORMANCE RATIOS
Return on average assets	1.1%	1.3%	1.0%	1.6%	0.9%	1.5%	1.8%
Return on average stockholders' equity	9.1%	10.3%	7.9%	11.9%	6.4%	11.7%	14.1%
Net interest margin	1.67%	1.72%	1.62%	1.54%	1.64%	1.72%	1.81%
Net interest spread	1.45%	1.51%	1.38%	1.26%	1.35%	1.45%	1.57%
Operating expenses to average assets	0.84%	0.84%	0.84%	1.03%	0.88%	0.89%	0.85%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/13	JUN 30/12	JUN 30/13	MAR 31/13	JUN 30/12

COMMERCIAL DIVISION:

Net interest income (1)	$55.8	$53.8	$28.4	$27.4	$27.0
Non-interest operating income (2)	6.1	5.4	3.2	2.8	2.4
Operating expenses (3)	(20.2)	(17.3)	(10.3)	(9.8)	(8.8)
Net operating income (4)	41.7	41.9	21.3	20.4	20.6
Provision for loan and off-balance sheet credit losses, net	(2.7)	(0.5)	(2.5)	(0.3)	(4.9)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$39.0	$41.4	$18.8	$20.1	$15.7

Average interest-earning assets (5)	5,643	4,948	5,700	5,585	4,959
End-of-period interest-earning assets (5)	6,024	5,163	6,024	5,843	5,163

TREASURY DIVISION:

Net interest income (loss) (1)	$(0.4)	$1.8	$1.0	$(1.4)	$(1.0)
Non-interest operating income (loss) (2)	8.5	16.1	7.3	1.2	7.8
Operating expenses (3)	(7.6)	(8.8)	(4.0)	(3.6)	(4.7)
Net operating income (loss) (4)	0.5	9.1	4.3	(3.8)	2.1

Net income (loss)	0.5	9.1	4.3	(3.8)	2.1
Net income attributable to the redeemable noncontrolling interest	1.5	0.2	1.4	0.0	0.1

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$(1.0)	$8.9	$2.9	$(3.8)	$2.0

Average interest-earning assets (6)	1,055	1,228	1,168	940	1,136
End-of-period interest-earning assets (6)	1,125	1,064	1,125	1,030	1,064

CONSOLIDATED:

Net interest income (1)	$55.4	$55.6	$29.4	$26.0	$26.0
Non-interest operating income (2)	14.6	21.5	10.5	4.0	10.3
Operating expenses (3)	(27.8)	(26.1)	(14.3)	(13.4)	(13.5)
Net operating income (4)	42.2	51.0	25.6	16.6	22.8
Provision for loan and off-balance sheet credit losses, net	(2.7)	(0.5)	(2.5)	(0.3)	(4.9)
Net income - business segment	39.5	50.5	23.1	16.3	17.9
Net income attributable to the redeemable noncontrolling interest.	1.5	0.2	1.4	0.0	0.1

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENT	$38.0	$50.3	$21.7	$16.3	$17.8
Other income unallocated - Gain on sale of premises and equipment	0.0	5.6	0.0	0.0	5.6
Net Loss from discontinued operations	0.0	(0.5)	0.0	0.0	(0.2)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$38.0	$55.4	$21.7	$16.3	$23.2

Average interest-earning assets	6,698	6,176	6,868	6,526	6,094
End-of-period interest-earning assets	7,149	6,227	7,149	6,873	6,227

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets and gain on sale of premises and equipment.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN13		31MAR13		30JUN12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$431	6.1	$195	3.0	$408	7.0	$236	$23
BELGIUM	34	0.5	0	0.0	0	0.0	34	34
BRAZIL	1,957	27.9	1,818	27.7	1,962	33.7	139	(5)
CHILE	387	5.5	406	6.2	361	6.2	(19)	26
COLOMBIA	655	9.3	562	8.6	384	6.6	93	271
COSTA RICA	445	6.3	330	5.0	282	4.8	115	163
DOMINICAN REPUBLIC	234	3.3	179	2.7	86	1.5	55	148
ECUADOR	278	4.0	266	4.0	239	4.1	12	39
EL SALVADOR	56	0.8	55	0.8	23	0.4	1	33
FRANCE	2	0.0	0	0.0	40	0.7	2	(38)
GUATEMALA	260	3.7	244	3.7	176	3.0	16	84
HONDURAS	54	0.8	64	1.0	48	0.8	(10)	6
JAMAICA	32	0.5	37	0.6	42	0.7	(5)	(10)
MEXICO	643	9.2	679	10.3	474	8.1	(36)	169
NETHERLANDS	113	1.6	71	1.1	62	1.1	42	51
NICARAGUA	10	0.1	13	0.2	5	0.1	(3)	5
PANAMA	267	3.8	324	4.9	261	4.5	(57)	6
PARAGUAY	33	0.5	40	0.6	20	0.3	(7)	13
PERU	715	10.2	824	12.5	618	10.6	(109)	97
TRINIDAD & TOBAGO	198	2.8	210	3.2	114	2.0	(12)	84
URUGUAY	177	2.5	164	2.5	100	1.7	13	77
VENEZUELA	6	0.1	11	0.2	63	1.1	(5)	(57)
MULTILATERAL ORGANIZATIONS	35	0.5	67	1.0	43	0.7	(32)	(8)
OTHER	1	0.0	11	0.2	17	0.3	(10)	(16)

TOTAL CREDIT PORTFOLIO (1)	$7,023	100%	$6,570	100%	$5,828	100%	$453	$1,195

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(7)		0	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,017		$6,564		$5,821		$453	$1,196

(1)	Includes book value of loans, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN13		31MAR13		30JUN12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$431	6.5	$195	3.1	$408	7.3	$236	$23
BELGIUM	34	0.5	0	0.0	0	0.0	34	34
BRAZIL	1,865	28.0	1,747	28.0	1,918	34.1	118	(53)
CHILE	362	5.4	392	6.3	361	6.4	(30)	1
COLOMBIA	577	8.7	500	8.0	355	6.3	77	222
COSTA RICA	445	6.7	330	5.3	282	5.0	115	163
DOMINICAN REPUBLIC	234	3.5	179	2.9	86	1.5	55	148
ECUADOR	278	4.2	266	4.3	239	4.2	12	39
EL SALVADOR	56	0.8	55	0.9	23	0.4	1	33
FRANCE	2	0.0	0	0.0	40	0.7	2	(38)
GUATEMALA	260	3.9	244	3.9	176	3.1	16	84
HONDURAS	54	0.8	64	1.0	48	0.9	(10)	6
JAMAICA	32	0.5	37	0.6	42	0.7	(5)	(10)
MEXICO	588	8.8	642	10.3	436	7.8	(54)	152
NETHERLANDS	113	1.7	71	1.1	62	1.1	42	51
NICARAGUA	10	0.2	13	0.2	5	0.1	(3)	5
PANAMA	214	3.2	256	4.1	212	3.8	(42)	2
PARAGUAY	33	0.5	40	0.6	20	0.4	(7)	13
PERU	692	10.4	810	13.0	618	11.0	(118)	74
TRINIDAD & TOBAGO	193	2.9	205	3.3	114	2.0	(12)	79
URUGUAY	177	2.7	164	2.6	100	1.8	13	77
VENEZUELA	6	0.1	11	0.2	63	1.1	(5)	(57)
OTHER	1	0.0	11	0.2	17	0.3	(10)	(16)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,657	100%	$6,232	100%	$5,625	100%	$425	$1,032

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(7)		0	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,651		$6,226		$5,618		$425	$1,033

(1)	Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30JUN13	31MAR13	30JUN12	(A) - (B)	(A) - (C)

BRAZIL	$92	$71	$44	$21	$48
CHILE	25	14	0	11	25
COLOMBIA	78	62	29	16	49
MEXICO	55	37	38	18	17
PANAMA	53	68	49	(15)	4
PERU	23	14	0	9	23
TRINIDAD & TOBAGO	5	5	0	0	5
MULTILATERAL ORGANIZATIONS	35	67	43	(32)	(8)

TOTAL TREASURY PORTOFOLIO (1)	$366	$338	$203	$28	$163

(1)	Includes securities available for sale and held to maturity, and trading assets. Excludes the Bank's invesments in the Investment Funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	2QTR13	1QTR13	2QTR12	(A) - (B)	(A) - (C)

ARGENTINA	$406	$105	$186	$301	$220
BELGIUM	99	0	0	99	99
BRAZIL	525	357	445	168	80
CHILE	73	151	12	(78)	61
COLOMBIA	503	357	190	146	313
COSTA RICA	290	253	190	37	100
DOMINICAN REPUBLIC	317	180	169	137	148
ECUADOR	260	210	161	50	99
EL SALVADOR	44	10	20	34	24
FRANCE	69	24	40	45	29
GUATEMALA	177	90	100	87	77
HONDURAS	25	37	50	(12)	(25)
JAMAICA	41	41	49	0	(8)
MEXICO	437	563	360	(126)	77
NETHERLANDS	73	48	1	25	72
PANAMA	129	74	130	55	(1)
PARAGUAY	21	21	17	0	4
PERU	378	697	380	(319)	(2)
TRINIDAD & TOBAGO	62	164	43	(102)	19
URUGUAY	27	70	0	(43)	27
VENEZUELA	13	0	51	13	(38)
MULTILATERAL ORGANIZATIONS	19	10	0	9	19
OTHER	1	72	11	(71)	(10)

TOTAL CREDIT DISBURSED (1)	$3,989	$3,534	$2,605	$455	$1,384

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).